Gaming Ventures plc
                                 9 Myrtle Street
                              Douglas, Isle of Man
                                     IM1 1ED

                                September 8, 2006

VIA EDGAR [AND FEDERAL EXPRESS]

Mr. Owen Pinkerton, Senior Counsel
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC  20549

         RE:      GAMING VENTURES PLC
                  FORM 20-F
                  FILED AUGUST 8, 2006
                  FILE NO. 0-52163

Dear Mr. Pinkerton:

The purpose of this letter is to respond to your letter of August 31, 2006 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre Effective Amendment No. 1 to Form 20-F (the "Amended 20-F").

GENERAL COMMENTS

     1. Please note that the Form 20-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day period, you should consider withdrawing the Form 20-F prior to effectiveness and refilling a new Form 20-F including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements applicable to foreign private issuers under the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE: We understand the procedures for effectiveness of the Form 20-F. It is our intention to clear all comments as soon as possible.


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     2. In light of the fact that your sole shareholder is Zone 4 Play, Inc., a
Nevada corporation, please advise us how you qualify to use the Form 20-F. Refer to the General Instructions of Form 20-F.

RESPONSE: Zone 4 Play, Inc. ("Parent") is a Nevada corporation but has no employees or operations in the United States. It is based in Tel Aviv, Israel, where substantially all of its operations are conducted. Its officers and directors are all Israeli citizens. The majority of its shareholders are outside the United States. The registrant therefore meets the definition of "foreign private issuer" in Rule 3b-4 under the Securities Exchange Act of 1934 and is eligible for use of Form 20-F.

     3. Please tell us why you believe it is appropriate to conduct the spin-off without registration under the Securities Act of 1933. For guidance, please refer to Staff Legal Bulletin No. 4. Please ensure that your response addresses each of the conditions for conducting an unregistered spin-off. This discussion should include, but not be limited to, a discussion of the business purpose of the spin-off and whether Zone4Play, Inc has provided, or intends to provide, its shareholders with an information statement that describes the spin-off that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. In addition, we note that certain shareholders of Zone4Play may be unable to hold shares of the registrant. Please advise us as to how redeeming these interests affects the requirement that the spin-off be pro rata.

RESPONSE: We have carefully reviewed the requirements of Staff Legal Bulletin No. 4 ("SLB 4") and believe that Parent is eligible to effect the spin-off of the registration without registration under the Securities Act. The specific issues of SLB 4 are addressed as follows:

     A. THE PARENT SHAREHOLDERS DO NOT PROVIDE CONSIDERATION FOR THE SPUN-OFF SHARES.

          We confirm that no consideration will be provided.

     B. THE SPIN-OFF IS PRO-RATA TO THE PARENT SHAREHOLDERS.

          The spin-off will be effected via a pro-rata dividend to Parent's shareholders of record on the record date to be set. All shareholders will receive their pro rata allocation, regardless of their status. At this point, we are unaware of any shareholders who will not be able to retain shares, although that remains a possibility. If that issue arises, it will likely be addressed by private transfers between shareholders rather than redemption.

     C. THE PARENT PROVIDES ADEQUATE INFORMATION ABOUT THE SPIN-OFF AND THE SUBSIDIARY TO ITS SHAREHOLDERS AND TO THE TRADING MARKETS.

          Obviously, this is the purpose of the Form 20-F, which in accordance with SLB 4 is the appropriate mechanism to effect this disclosure. We point out that a voluntary Form 8-K was filed on June 20, 2006, in an abundance of caution to advise current shareholders of Parent's possible spin-off plans. Any additional requirements, including an information statement, will be complied with.


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     D. THE PARENT HAS A VALID BUSINESS PURPOSE FOR THE SPIN-OFF.

          Parent is engaged in the business of developing and marketing gaming software but does not itself operate online gaming operations. Parent has developed new gaming software for the game of blackjack, and plans to capitalize on the current success of online casinos for poker and other casino games. Parent is a software and technology developer and provider to the interactive gaming industry, delivering cross-platform systems that are built for mass participation gaming on next generation interactive platforms such as mobile and TV. The online gaming business is a completely different business, and the Parent believes that it is inconsistent with its current strategy and core business. Management and marketing skills and the regulatory environment are entirely different, so new management is being recruited. Under these circumstances, after careful consideration, the Parent has concluded that the spin-off would be the best vehicle to maximize shareholder value.

     E. IF THE PARENT SPINS-OFF "RESTRICTED SECURITIES" IT HAS HELD THOSE SECURITIES FOR AT LEAST TWO YEARS.

          SLB No. 4 contains an exception under which this two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

     4. We note from the Form 8-K filed by Zone 4 Play that the decision to spin off the securities of Gaming Ventures will be based on a "regulatory and tax analysis" that, at the time of the filing of the 8-K, had not been completed. Please advise us as to the status of this analysis. In addition, please advise us as to whether the company will seek to have its shares listed or quoted once the proposed spin-off is completed.

RESPONSE: As noted above, the 8-K was filed to fully inform the Parent's shareholders of significant plans that were being contemplated. All business and legal analysis has been completed, and Parent intends to effect the spin-off as soon as practical. The shares to be spun off will be transfer restricted without our consent. We do not intend that there will be a trading market for us at the present time. As the business matures and hopefully as additional value is created, we will explore listing of our shares. Given the "hospitable" environment for gaming in the U.K., the most likely trading market would be the AIM Market of the London Stock Exchange.

     5. The basis for comparative factual assertions and for management's belief in qualitative statements must be clear from the text of the registration statement or provided supplementally to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us supplementally as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation, the following statements:

     o "the online gaming market is expected to grow significantly, and millions of new online players are expected to enter the market in the coming years." (page 17)

     o "[b]lackjack is among the most popular casino games and attracts different types of players." (page 19)

     o "[d]emand for online gaming from the United States accounts for 40% of the worldwide market." (page 20)


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Please revise or advise as appropriate.

RESPONSE: Please note that the gaming industry is closely followed by securities analysts and others. There is abundant support for the industry statements made in the Form 20-F. Support for the specific comments mentioned in the comment letter are as follows:

     "THE ONLINE GAMING MARKET IS EXPECTED TO GROW SIGNIFICANTLY, AND MILLIONS OF NEW ONLINE PLAYERS ARE EXPECTED TO ENTER THE MARKET IN THE COMING YEARS."

          Support: Durlacher and Edison Investment Research, 2005, contained the above statement.

     "BLACKJACK IS ONE OF THE MOST POPULAR CASINO GAMES AND ATTRACTS DIFFERENT TYPES OF PLAYERS"

          Response: We continue to believe this statement to be correct, but will delete it from the filing.

     "DEMAND FOR ONLINE GAMING FROM THE UNITED STATES ACCOUNTS FOR 40% OF THE ONLINE MARKET."

          Support: Durlacher and Edison Investment Research, 2005, contained the above statement. We have supplementally mailed to you a copy of this report.

ITEM 3 - KEY INFORMATION, PAGE 7

     6. We note that you incorporated in the Isle of Man but your financial statements are presented in U.S. dollars. As a result, please provide the exchange rate information required by Item 3.A.3 of Form 20-F.

RESPONSE: The required exchange rate information has been added in page 8 of the Amended 20-F.

RISK FACTORS, PAGE 8

     7. Please add a risk factor noting you have no cash on hand, a net asset deficiency, and the fact that your auditor, Ziv Haft, noted in its audit opinion that "certain time will pass before significant revenues will be realized and, during this period, the Carved-Out Business may require additional funds in order to finance its operations."

RESPONSE: The requested risk factor has been added on page 9 of the Amended
20-F.


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SOME OF ZONE4PLAY SHAREHOLDERS MAY NOT BE ABLE TO HOLD SHARES ..., PAGE 9

     8. Please expand your disclosure to indicate why certain of Zone4Play's shareholders may be unable to hold your shares.

RESPONSE: This disclosure was perhaps premature. We were concerned in general that some of the Parent shareholders may be precluded from owning shares in foreign entities, shares in private companies or shares in gaming companies. Since the full disclosure of the proposed spin-off in Parent's Form 8-K, it has received no indication from its shareholder base that the spin-off will create this type of problem. Under these circumstances, we believe that the current disclosure adequately alerts Parent's shareholders to this potential issue.

BECAUSE WE INTEND TO OPERATE IN MULTIPLE INTERNATIONAL MARKETS ..., PAGE 9

     9. Please identify your target markets and tailor the risk factor so that it discusses the risks inherent in these markets. For example, if one or more of your target markets has "potentially weak protection of intellectual property rights" or "potentially adverse tax consequences," you should expand your disclosure to discuss the ways in which intellectual property rights may not be protected and the nature of the tax consequences you may face.

RESPONSE: We do not believe that additional detail can be provided in this regard and is standard generic disclosure for technology companies with international business. Please note, in particular, that the manner in which this industry conducts business is through third party gaming operators who may be located anywhere in the world. We have no specific reason to believe that intellectual property protection or tax issues will, in fact, be a problem. We believe that the generic disclosure provided is appropriate in these circumstances.

THE LOSS OF OUR KEY MANAGEMENT PERSONNEL MAY ADVERSELY ..., PAGE 10

     10. Please clarify that you have no executive officers or employees and that, if the spin-off occurs, you will have to hire executive officers and employees to conduct your proposed business. In connection with this, please explain how Zone4Play's loss of one or more of its executive officers will directly impact your operations.

RESPONSE: Currently, our only officer is Uri Levy, who is also Chief Financial Officer of Parent. As disclosed in our initial Form 20-F (page 9 and page 33 of the Amended 20-F), in the future, once the contemplated spin-off of our shares by Parent takes place, we expect to put in place a complete management team. Until that happens, we will continue to rely on Parent's management as our management. Parent does not anticipate the loss of any of its current executive officers at the present time.

IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS ..., PAGE
10

     11. Please substantially expand this risk factor to discuss the ability of shareholders to enforce a judgment against the company and/or its officers. The discussion should compare the laws of the Isle of Man with the laws of Delaware and should describe any and all limitations on the ability of U.S. shareholders to enforce a judgment against you or your officers.

RESPONSE: Please see the expanded disclosure at page 10 of the Amended 20-F.


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ONLINE GAMING REGULATION, PAGE 10

     12. Please revise this risk factor and the disclosure under the U.S. GAMING REGULATION section on page 23 to note the following:

     o the action taken by the U.S. Department of Justice against London-based Bet OnSports PLC, an operator of online gambling websites; and

     o the bill that passed the U.S. House of Representatives on July 11, 2006 that would prevent individuals residing in the U.S. from using credit cards to bet online and could block U.S. residents from accessing gambling Web sites.

RESPONSE: See page 24 of the Amended 20-F which contains the following supplemental disclosure:

"On July 11, 2006, the U.S. House of Representatives passed legislation that would ban most forms of Internet gambling and require banks to develop systems to block their customer's transactions to gambling Web sites. By a 317 to 93 vote, the House approved the Internet Gambling Prohibition and Enforcement Act. The bill amends the 1961 Wire Act, which prohibits gambling using telephone wires, to include Internet gambling as a prohibited activity. The bill, which would have to be approved by the Senate and signed by the President before becoming law, allows states to continue to regulate gambling within their borders. The bill would increase criminal penalties for gambling businesses that settle Internet wagers with credit cards, checks, or fund transfers, and it would require financial institutions to create systems for blocking payments to gambling sites. The bill allows states to continue to regulate gambling within their borders.

On July 17, 2006, Betonsport's founder Gary Kaplan, together with CEO David Carruthers and other individuals, have been charged with conspiracy, fraud, and racketeering through taking sports bets from US residents. That company allegedly breached the 1961 Wire Act by taking bets using the telephone line."

PRINCIPAL CAPITAL EXPENDITURES, PAGE 16

     13. You state that you had capital expenditures of $384,635 since inception, and that these expenditures consisted of incorporation expenses and the purchase price of computers and related software. We note that you have recorded the total amount of $384,635 as `Property and Equipment' on your Balance Sheet. Advise us as to how much of this amount is related to incorporation expenses and why you classified this amount as Property and Equipment.

RESPONSE: The words "incorporation expenses" were incorrect and have been deleted.


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BUSINESS OVERVIEW, PAGE 16

     14. You state that you "intend to attract online gamblers to [your] own online gambling websites, as well as to license our blackjack software to owners of other gambling websites." Please disclose the addresses of the websites you own.

RESPONSE: The registrant is in the process of establishing its websites. The only website that it owns to date is called www.get21.com, the content of which is not part of the Amended 20-F, and this has been clarified in page 16 of the Amended 20-F.

     15. We note the risk factor on page 12 that indicates a number of North American credit card issuers have refused to allow the use of their credit cards for internet betting and gaming transactions. Please identify the credit card issuers that have these policies and discuss how you intend to generate revenues in spite of this and the effect these policies may have on your operations.

RESPONSE: A number of banks issuing credit cards have taken this action, the most prominent of which are Citibank, Bank of America and Providence Bank. As for how we intend to generate revenues, please refer to pages 11 and 12 of the Amended 20-F where it is already stated that these actions and any similar actions will limit the players we will be able to attract and may adversely impact our business and financial position. We do not intend to offer internet gambling to U.S. residents and so this issue is not directly applicable to it; however, we have no control over where our gaming operators will conduct operations. We therefore believe that the generic disclosure reasonably informs investors of these risks.

INTERNAL CONTROL AND SUPPORTING SYSTEMS, PAGE 18

     16. We refer to your statement that you "believe that the gaming software operated by each operator is independently audited so as to ensure its gaming fairness." In light of the fact that you have no agreements with any operators, it is unclear how you have arrived at this conclusion. Please revise or advise.

RESPONSE: We believe that all of the gaming software operators are being audited by independent parties as part of the gaming license procedures imposed by the gaming commissions in each jurisdiction.

OUR PRODUCTS AND TECHNOLOGY, PAGE 19

     17. Please briefly discuss in what ways you intend to "further develop" your BJ software. If it has not been fully developed, please disclose the status of the software, when you expect it to be ready to be marketed and the estimated costs needed to completely develop the software.

RESPONSE: The software has been completely developed and is ready for market. The quoted statement refers only to the fact that, like any other technology-based company, in order to remain competitive we will have to continue to add features to our software.


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MARKET SIZE AND GROWTH, PAGE 20

     18. Please revise this section to explicitly note whether you will directly market your gambling websites to individuals residing in the U.S. or license your blackjack software to owners of other gambling websites that target individuals residing in the U.S.

RESPONSE: We do not intend to directly market our gambling websites to individuals residing in the U.S., and this has been clarified in the Amended 20-F at pages 20 and 23.

We note that regarding licensing blackjack software to owners of other gambling websites we have no control over where those operators market their games.

ADVANTAGES OF MULTI-PLAYERS BLACKJACK, PAGE 21.

     19. Please discuss whether individual players will all be expected to put forward the same amount of money into the pot or whether individual players will bet whatever amounts they choose. If it is the latter, please clearly disclose that players who do not win the final pot will lose all of the money they bet as contrasted with playing against the house where you only lose what you bet in each hand.

RESPONSE: Clarifying disclosure has been provided at page 21 of the Amended 20-F as follows:.

"Every player will be expected to put forward the same amount of money into the pot. The "house" will only be taking a fee - "Rake". After predetermined number of "hands," the winner will receive the whole pot."

ONLINE CASINOS, PAGE 22

     20. You state that "the online casino market is starting to experience consolidation and is more developed than all other segments of the internet gaming industry." Please revise to clarify what you mean by the statement that the online casino market is more developed than all other segments of the internet gaming industry. In addition, in light of the number of websites that are active, please advise us as to your basis that the industry is consolidating.

RESPONSE: We have reconsidered this statement and deleted it.

GOVERNMENT REGULATION, PAGE 23

     21. Please clarify which markets are your primary target markets. To the extent that you can prioritize which markets you will seek to penetrate, please do so.

RESPONSE: We will mainly target online markets in Europe. Clarifying disclosure has been added to page 23 of the Amended 20-F.


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U.K. REGULATION OF ONLINE GAMING, PAGE 25

     22. We note your statement that you believe none of the current legislation relating to gaming, including online gaming, applies to your activities. Please expand your disclosure to explain your basis for this belief. In addition, please discuss whether there are any additional regulations that specifically apply to Isle of Man corporations, not just corporations who do business in the U.K. Finally, please disclose whether you intend to seek a license from the Gaming Commission. To the extent you do not intend to do this, please add a risk factor that discusses this or advise us as to why you do not believe this would not be a material risk to investors.

RESPONSE: We are not conducting any gaming operations in the U.K. but intend to provide marketing services to licensed gaming operators. Therefore, none of the current legislation relating to gaming, including online gaming, applies to our activities. We currently do not intend to seek a license from a Gaming Commission but to operate under the license of the gaming operator. There are no additional Isle of Man requirements.

ITEM 4A - UNRESOLVED STAFF COMMENTS, PAGE 27

     23. Please strike this section since you are not an accelerated filer or a well-known seasoned issuer.

RESPONSE: The section has been deleted as requested.

UNAUDITED PRO FORMA INFORMATION, PAGE 28

     24. Please revise this section to replace your reference to "the carved out BJ Business" with the name of your company.

RESPONSE: The section has been revised as requested.

     25. Please include explanatory notes to the adjustments of your pro forma financial information as required under Article 11 of Regulation S-X. In addition please tell us what consideration was given to presenting a pro forma statement of operations reflecting the effect of the promissory note.

RESPONSE: The requested explanatory note has been added to page 28 in the Amended 20-F.

We also added a pro forma statement of operation. See page 28 of the Amended
20-F.

     26. Please revise to classify the net impact of the transfer in share capital rather than deficit accumulated during the development stage.

RESPONSE: The classification on page 28 of the Amended 20-F was revised accordingly.

FOREIGN CURRENCY RISK, PAGE 29

     27. You state that the "majority of [y]our revenues is expected to be denominated in U.S. Dollars and/or linked to the U.S. dollar." Please revise to note the basis for this statement.

RESPONSE: The note has been revised to explain the basis for this statement (see page 29 of the Amended 20-F).


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LIQUIDITY AND CAPITAL RESOURCES, PAGE 30

     28. You state that you "may seek to borrow seed capital in the anticipated amount of $2 million from Zone4Play to finance [y]our operations and in addition, [y]our subsidiary, RNG, is seeking a capital investment from a third party gaming operator in return for a minority ownership interest in RNG." Please disclose the current status of these negotiations including whether a term sheet has been executed with Zone4Play and the third party. Please also clarify that any financing you receive from Zone4Play will not be made at arms' length.

RESPONSE: These plans are unchanged and discussions are ongoing. We do not have any signed term sheets. A statement has been added at page 30 of the Amended 20-F to the effect that since we are a subsidiary of Parent, the loan terms are not at arm's length.

     29. Describe your current internal and external sources of liquidity and briefly discuss any unused sources of liquidity. Also, please include a statement indicating, in your opinion, whether your working capital is sufficient for the company's present requirements, or, if not, how you propose to provide the additional working capital needed. Refer to Item 5.B.1 (a) of Form 20-F.

RESPONSE: The following statement has been added in page 30 of the Amended 20-F:
"In our opinion, our working capital will be sufficient for the Company's present requirements. We expect to have four major sources of working capital - the loan from Zone4Play in the anticipated amount of $2 million, a potential capital investment in RNG in exchange for minority interest, revenues from licensing the software to third parties, and revenues directly from our marketing services through our own gambling website."

     30. Please revise your disclosure to note the level of borrowings at the end of the period under review, the seasonality of borrowing requirements and the maturity profile of borrowings and committed borrowing facilities, with a description of any restrictions on their use. Refer to Item 5.B.1.(c).

RESPONSE: At the end of period under review, there was no borrowing since we presented the financial statements of the carved -out BJ Business. The only commitment at the end of the period under review is to a party which represents the research and development expenses incurred by the Carved-Out Business at the balance sheet date.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC., PAGE 30

     31. Please clarify whether the patent application pertaining to the BJ Software will be transferred to you following the proposed spin-off or whether Zone4Play will retain any patent rights obtained under the application.

RESPONSE: A statement has been added to page 30 of the Amended 20-F to the effect that all rights in connection with the patent application pertaining to the BJ Software have been assigned to us and following the spin-off Zone4Play will no longer retain any patent rights obtained under the application.


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TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS, PAGE 30

     32. Explain how you expect to raise the needed cash to meet the promissory note obligation and indicate the consequences of not meeting the required payments, including a description of the related financial statement impact. Refer to Item 5.B.3. of Form 20-F.

RESPONSE: The following statement has been added to page 30 of the Amended 20-F:
"We will have three major sources of incoming cash flow. Capital investment in RNG in exchange for minority interest, revenues from licensing the software to third parties, and revenues directly from our marketing services through its own gambling website. In case we fail to repay the installments on the specific time periods, the holders of the note will have the right to foreclose on all of our assets, including our shares in our subsidiaries. The note will still bear interest of Libor + 1.5% per annum until it is fully repaid."

     33. Please revise to note the interest rate on the promissory note.

RESPONSE: The note has been revised as requested (see page 30 of the Amended 20-F).

RELATED THIRD PARTY TRANSACTIONS, PAGE 24

     34. Please revise this section to include a discussion regarding your promissory note with Zone4Play.

RESPONSE: The section has been revised as requested (see page 34 of the Amended 20-F).

     35. You state that you "receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play pursuant to an agreement between us." Please revise this section to include a more detailed discussion regarding this agreement, including, but not limited to, the length of time covered by the agreement. Also, please revise to include an estimate of the amount to be paid to Zone4Play on a yearly basis as well as any costs already incurred.

RESPONSE: The section has been revised as requested, and the following disclosure appears in page 34 of the Amended 20-F: "The agreement between us and Zone4Play shall continue in effect until the first to occur of (i) one year from the date of this agreement; (ii) the occurrence of a material, continuing breach of this agreement by either party, but only in the event that the breaching party fails to cure the same within ninety (90) days of its receipt of written notice from the other party identifying such material breach and specifying the steps necessary to cure the breach; or (iii) thirty (30) days after notice of termination given by us to Zone4Play that it is terminating this agreement for convenience. The amount to be paid to Zone4Play is expected to be approximately $800,000 per year for these services. Since the date of this agreement we have spent approximately $130,000 in relation to this agreement".


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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FORM, PAGE F-1

     36. The explanatory paragraph included by your auditors appears to be indicating that they may have substantial doubt about the entity's ability to continue as a going concern. If so, please have them revise their report considering the guidance in paragraphs 12 and 13 of AU Section 341. Otherwise, please have them explain the purpose of this paragraph.

RESPONSE: Our auditor examined AU Section 341 and concluded that no substantial doubt about the our ability to continue as a going concern for a reasonable period of time remains based on these four majors factors: Loan from Zone4Play in the anticipated amount of $2 million, potential capital investment in RNG in exchange for minority interest, revenues from licensing the software to third parties, and revenues directly derived from our gambling websites. However, due to the inherent risk associated with development stage entities and since we have not started generating any revenues yet (like most development stage entities), the explanatory paragraph was included in our Auditor's report in order to emphasize that matter in accordance with AU Section 508.

NOTE 1 - GENERAL, BASIS OF PRESENTATION, PAGE F-7

     37. We note your reference to SAB Topic 1.B.1., but it is unclear how you applied the guidance in this topic in deciding not to allocate any corporate level expenses to the Company. Please advise us.

RESPONSE: We followed the SEC Practice Interpretations and Guidance in the Accounting Research Manager regarding SAB Topic 1.B.1. In accordance to this interpretation, costs incurred by the parent can be grouped into four categories:

CATEGORY 1 - Costs that are clearly identifiable as applicable to a specific subsidiary

CATEGORY 2 - Costs of centralized departments that serve all operations

CATEGORY 3 - Costs of corporate activities

CATEGORY 4 - Costs for interest and income taxes

The interpretation states that costs that are driven exclusively by corporate-level activities, grouped into category 3 noted above (such as Salaries and benefits of corporate executives, Rent for corporate office, Investor relations department and Corporate accounting department), need not be allocated.

FINANCIAL STATEMENT FOOTNOTES

     38. Please include your July 12, 2006 agreement with Zone4Play and your July 17, 2006 agreement with RNG Gaming Limited in your financial statement footnotes as a subsequent event.

RESPONSE: Note 5, Subsequent Events has been added to our financial statements to include the July 12, 2006 agreement with Zone4Play and the July 17, 2006 agreement with RNG Gaming Limited.


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     We acknowledge the following:

     o We are responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (972) 3 647-1884 or our attorney, Mr. Oded Har-Even at (212) 660-5002 if you have any questions or require additional information.

                                                     Sincerely,
                                                     GAMING VENTURES PLC


                                                     By: /s/ Uri Levy
                                                     ----------------
                                                     Uri Levy
                                                     Chief Financial Officer

cc:

Steven Jacobs, Accounting Branch Chief
Kelly McCusker, Accountant
David Roberts, Staff Attorney
Oded Har-Even, Esq.



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